

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 17, 2008

Mr. Mark A. Pompa
Emcor Group, Inc.
301 Merritt Seven
Norwalk, Connecticut 06851-1060

      RE: Emcor Group, Inc.
              Form 10-K for the fiscal year ended December 31, 2007
              Filed February 21, 2008
              File #1-8267

Dear Mr. Pompa:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief